UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMI-ANNUAL REPORT PURSUANT TO REGULATION A

For the Semiannual Period Ended June 30, 2021

STOREN TECHNOLOGIES INC.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-11240

Delaware
(State or other jurisdiction of incorporation or organization)
25 Health Sciences Drive Stony Brook, NY 11790 (Address of principal executive offices)

631-686-4009

Registrant’s telephone number, including area code

36-4855792

(I.R.S. Employer Identification No.)

In this Special Financial Report, the term “StorEn Technologies” “we,” or “the company” refers to StorEn Technologies Inc.

This report may contain forward-looking statements and information relating to, among other things, our its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to our management. When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations for the six-month period ended June 30, 2021 (the “2021 Interim Period”), and the six-month period ended June 30, 2020 (the “2020 Interim Period”) should be read in conjunction with our unaudited consolidated financial statements and the related notes included in this report.

Overview

We were formed as a Delaware corporation on January 3, 2017, and our headquarters are located in Stony Brook, New York. We design, manufacture, market and sell innovative vanadium flow batteries.

Results of Operation

Revenue and Cost of Goods Sold

For the 2021 Interim Period, we generated no sales and our cost of goods sole was -$996, resulting in gross loss of $996. For the 2020 Interim Period, we generated $25,000 in revenue through the sale of one vanadium flow battery unit, our costs of goods sold was -$2,268, resulting in gross profit of $22,732.

Operating Expenses

Our operating expenses consist of, general and administrative expenses and selling and marketing expenses. For the 2021 Interim Period, our operating expenses were $1,220,445, including, $424,450 in general and administrative expenses and $794,995 in sales and marketing expenses. For the 2020 Interim Period, our operating expenses were $370,972, including, $332,382 in general and administrative expenses and $38,590 in sales and marketing expenses. The increase in operating expenses during Interim 2020, is primarily the result of increased salaries and wages and professional fees and sales and marketing expenses.

Net Operating Loss

Our net operating loss for the 2021 Interim Period, was $1,221,441, compared to $348,240 for the 2020 Interim Period.

Other Income/Expenses

For the 2020 Interim Period, we had $3,000 in interest expense and recorded income of $20,833 related to the forgiveness of our Paycheck Protection Program loan, resulting in $17,833 in total other income. For the 2020 Interim Period, we had a total of -$4,911, all of which was interest expense.

No assurance provided

Net Loss

For the 2021 Interim Period our net loss was $1,203,698, taking into account a -$1,861 provision for income taxes. For the 2021 Interim Period our net loss was $353,151, after taking into account a -$189 provision for income taxes.

Liquidity and Capital Resources

Since our inception, we have raised over $7,860,000 through various securities offerings and stockholder loans, which we have used for operations, including, $1,052,843 from a Regulation CF offering we closed in March 2020, and $641,344 from a Regulation CF offering we closed in January 2019, and approximately $6,150,000 we have raised in our current Regulation A+ offering. As of June 30, 2021, we had $2,602,355 in cash, compared to $240,134, as of December 31, 2020. The fluctuations in cash between these periods, primarily resulted from our fund raising efforts during the applicable periods.

In 2019, the New York State Energy Research and Development Authority awarded us $199,866 in connection with a research and development project for the validation of innovative ion-exchange membranes for vanadium flow batteries, being conducted by us, Rensselaer Polytechnic Institute and University of Illinois in Chicago, of which approximately $100,000 shall be used to pay Rensselaer and University of Illinois.

As of June 30, 2021, we had total outstanding current liabilities of $, which consists of accrued salaries. As of December 31, 2020, we had total outstanding current liabilities of $, consisting of $ in accrued salaries, and $ in unearned revenue, related to the sale of the vanadium flow battery unit for which we received payment during the 2020 Interim Period.

As of September 30, 2021, we have sufficient operating capital for approximately 18 months.

We will incur significant additional costs in finalizing the development of our products, and in production, marketing and sales, and intend to continue to fund our operations through funds received from this offering. We may also engage in additional debt and/or equity financing as determined to be necessary. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. Accordingly, our independent auditors report includes a paragraph regarding substantial doubt about our ability to continue as a going concern.

Debt

As of June 30, 2021, we had $260,613 in current liabilities, consisting of $260,613 in accounts payable related to amounts due to vendors, $15,996 in accrued interest and $826,298 due on outstanding loans. As of December 30, 2020, we had $531,029 in current liabilities, consisting of $12,996 in accounts payable related to amounts due to vendors, $12,996 in accrued interest and $120,833 due on outstanding loans

On January 13, 2021, the Company received $726,298 from their crowdfunding portal in error, these funds are due to the portal. As of the date of September 30, 2021, the funds have not been paid back to the crowdfunding portal.

On March 1, 2019, the Company entered into convertible note agreements with a related party totaling $100,000. The note agreements bear interest at 6.0% and have a maturity date of upon demand of the noteholders on or after two years after issuance (March 2021). $100,000 was due as of June 30, 2021 and December 31, 2020, respectively. As of June 30, 2021 and December 31, 2020, accrued interest payable totaled $15,996 and $12,996, respectively. On June 18, 2021, the convertible note converted into 125,842 shares of Common Stock.

Plan of Operations

Throughout the end of 2021 and the first two quarters of 2022, we intend to continue to focus on the industrialization and commercialization of our residential batteries and research and development for additional products.

No assurance provided

Impact of COVID-19

We have been materially and adversely affected by the COVID-19 outbreak. The full impact of the COVID-19 outbreak continues to evolve as of the date of this report, and we are actively monitoring the global situation and its effects on our business, financial condition, liquidity, and operations. Given the daily evolution of the COVID-19 outbreak and the global responses to curb its spread, we are not able to estimate the effects of the COVID-19 outbreak on our results of operations, financial condition, or liquidity. However, if the pandemic continues, it may have a material adverse effect on our results of future operations, financial position, and liquidity.

Item 2.  Other Information

None.

Item 3.  Financial Statements

The accompanying semiannual financial statements are unaudited and have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended June 30, 2021 are not necessarily indicative of the results that can be expected for the year ending December 31, 2021.

Item 4. Exhibits

1.1	Posting Agreement with StartEngine Crowdfunding, Inc.(1)
2.1	Certificate of Incorporation(2)
2.2	Bylaws(3)
4.1	Form of Subscription Agreement(4)
6.1	StartEngine Secure Services Agreement(5)

6.2	Employment Agreement with Carlo Brovero (6)
6.3	Employment Agreement with Angelo D’Anzi (7)
6.4	Distribution Agreement with Arco Fuel Cells S.r.l.(8)
6.5	Multicom Memorandum of Understanding(9)
8.1	Escrow Services Agreement(10)

(1)	Filed as an exhibit to the StorEn Technologies Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11240 and incorporated herein by reference. Available at,( https://www.sec.gov/Archives/edgar/data/1720258/000110465920074618/tm2022587d1_ex1-1.htm)
(2)	Filed as an exhibit to the StorEn Technologies Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11240 and incorporated herein by reference. Available at,( https://www.sec.gov/Archives/edgar/data/1720258/000110465920074618/tm2022587d1_ex2-1.htm)
(3)	Filed as an exhibit to the StorEn Technologies Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11240 and incorporated herein by reference. Available at,( https://www.sec.gov/Archives/edgar/data/1720258/000110465920074618/tm2022587d1_ex2-2.htm)
(4)	Filed as an exhibit to the StorEn Technologies Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11240 and incorporated herein by reference. Available at,( https://www.sec.gov/Archives/edgar/data/1720258/000110465920090886/tm2022587d4_ex4-1.htm)
(5)	Filed as an exhibit to the StorEn Technologies Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11240 and incorporated herein by reference. Available at,( https://www.sec.gov/Archives/edgar/data/1720258/000110465920074618/tm2022587d1_ex6-1.htm)

No assurance provided

(6)	Filed as an exhibit to the StorEn Technologies Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11240 and incorporated herein by reference. Available at,( https://www.sec.gov/Archives/edgar/data/1720258/000110465920074618/tm2022587d1_ex6-2.htm)
(7)	Filed as an exhibit to the StorEn Technologies Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11240 and incorporated herein by reference. Available at,( https://www.sec.gov/Archives/edgar/data/1720258/000110465920074618/tm2022587d1_ex6-3.htm)
(8)	Filed as an exhibit to the StorEn Technologies Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11240 and incorporated herein by reference. Available at,( https://www.sec.gov/Archives/edgar/data/1720258/000110465920074618/tm2022587d1_ex6-4.htm)
(9)	Filed as an exhibit to the StorEn Technologies Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11240 and incorporated herein by reference. Available at,( https://www.sec.gov/Archives/edgar/data/1720258/000110465920074618/tm2022587d1_ex6-5.htm)
(10)	Filed as an exhibit to the StorEn Technologies Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11240 and incorporated herein by reference. Available at,( https://www.sec.gov/Archives/edgar/data/1720258/000110465920086479/tm2022587d2_ex8-1.htm)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this Special and has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on October 13, 2021.

Storen Technologies Inc.

By	/s/ Carlo Brovero
Carlo Brovero, Chief Executive Officer, Principal Executive Officer and Director Date: October 13, 2021

/s/ Angelo D’Anzi
Angelo D’Anzi, Chief Financial Officer,
Principal Financial Officer, Principal Accounting Officer and Director

Date: October 13, 2021

StorEn Technologies, Inc.

A Delaware Corporation

Financial Statements

June 30, 2021 and 2020

StorEn Technologies, Inc.

STOREN TECHNOLOGIES, INC.

BALANCE SHEETS

As of June 30, 2021 (unaudited) and December 31, 2020 (audited)

	6/30/2021	12/31/2020
ASSETS
Current Assets:
Cash and cash equivalents	$2,602,355	$240,134
Inventory	39,039	31,627
Funds held in escrow	996,685	-
Investments	110,920	110,920
Total Current Assets	3,748,999	382,681

Non-Current Assets:
Property and equipment, net	420	420
Total Non-Current Assets	420	420

TOTAL ASSETS	$3,749,419	$383,101

	6/30/2021	12/31/2020
LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)
Liabilities:
Current Liabilities:
Accounts payable	$260,613	$397,200
Accrued interest	15,996	12,996
Loans payable - current	826,298	120,833
Total Current Liabilities	1,102,907	531,029

Total Liabilities	1,102,907	531,029

Commitments & Contingencies	-	-

Stockholders' Equity/(Deficit):
Common Stock, $0.00001 par, 10,000,000 shares authorized, 7,561,146 and 6,832,407 shares issued and outstanding, as of June 30, 2021 and December 31, 2020, respectively.	73	68
Additional paid-in capital	6,427,619	2,427,715
Accumulated deficit	(3,781,180)	(2,575,711)
Total Stockholders' Equity/(Deficit)	2,646,512	(147,928)

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)	$3,749,419	$383,101
		c

No assurance provided

See accompanying notes, which are an integral part of these financial statements.

STOREN TECHNOLOGIES, INC.

STATEMENTS OF OPERATIONS

For the six-month periods ended June 30, 2021 (unaudited) and 2020 (unaudited)

	6/30/2021	6/30/2020
Net revenues	$-	$25,000
Costs of goods sold	(996)	(2,268)
Gross profit/(loss)	(996)	22,732

Operating Expenses:
General & administrative	425,450	332,382
Sales & marketing	794,995	38,590
Total Operating Expenses	1,220,445	370,972

Loss from operations	(1,221,441)	(348,240)

Other Income/(Expense):
Interest expense	(3,000)	(4,911)
PPP Loan Forgiveness	20,833	-
Total Other Income/(Expense)	17,833	(4,911)

Loss before benefit/(provision) for income taxes	(1,203,608)	(353,151)

Benefit/(provision) for income taxes	(1,861)	(189)

Net loss	$(1,205,469)	$(353,340)

Basic and diluted net loss per share	$(0.17)	$(0.05)

Weighted average shares outstanding - basic and diluted	7,014,093	6,721,049

No assurance provided

See accompanying notes, which are an integral part of these financial statements.

STOREN TECHNOLOGIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY/(DEFICIT)

For the six-month periods ended June 30, 2021 (unaudited) and 2020 (unaudited)

					Total
			Additional		Stockholders’
	Common Stock		Paid-In	Accumulated	Equity/
	Shares	Amount	Capital	Deficit	(Deficit)
Balance at December 31, 2019	6,570,159	$66	$1,259,378	$(1,532,955)	$(273,511)

Issuance of common stock	217,838	2	885,637	-	885,639
Release of escrow funds	-	-	60,000	-	60,000
Issuance of common stock Arco	26,410	-	110,920	-	110,920
Shares issued for services	18,000	-	111,780	-	111,780
Net loss	-	-	-	(1,042,756)	(1,042,756)
Balance at December 31, 2020	6,832,407	$68	$2,427,715	$(2,575,711)	$(147,928)

Issuance of common stock	720,739	5	4,324,431	-	4,324,436
Offering costs	-	-	(374,207)	-	(374,207)
Shares issued for services	8,000	-	49,680	-	49,680
Net loss	-	-	-	(1,205,469)	(1,205,469)
Balance at June 30, 2021	7,561,146	$73	$6,427,619	$(3,781,180)	$2,646,512

No assurance provided

See accompanying notes, which are an integral part of these financial statements.

STOREN TECHNOLOGIES, INC.

STATEMENTS OF CASH FLOWS

For the six-month periods ended June 30, 2021 (unaudited) and 2020 (unaudited)

	6/30/2021	6/30/2020
Cash Flows From Operating Activities
Net Loss	$(1,205,469)	$(353,340)
Adjustments to reconcile net loss to net cash used in operating activities:
Common stock issued for services	49,680	111,780
Forgiveness of PPP Loan	(20,833)	-
Changes in operating assets and liabilities:
(Increase)/Decrease in inventory	(7,412)	(4,592)
Increase/(Decrease) in accounts payable	(136,582)	(38,364)
Increase/(Decrease) in accrued interest	3,000	(1,859)
Increase/(Decrease) in deferred revenues	-	(50,000)
Net Cash Used In Operating Activities	(1,317,616)	(336,375)

Cash Flows From Investing Activities
Purchase of property and equipment	-	(420)
Net Cash Used In Investing Activities	-	(420)

Cash Flows From Financing Activities
Proceeds from issuance of common stock	3,327,746	219,588
Offering costs	(374,207)	-
(Payments)/proceeds on loans payable	726,298	(50,000)
Net Cash Provided By Financing Activities	3,679,837	169,588

Net Change In Cash	2,362,221	(167,207)

Cash at Beginning of Period	240,134	275,338
Cash at End of Period	$2,602,355	$108,131

Supplemental Disclosure of Cash Flow Information
Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-

No assurance provided

See accompanying notes, which are an integral part of these financial statements.

STOREN TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS

As of June 30, 2021 (unaudited) and December 31, 2020 (audited) and for the six-month periods ended June 30, 2021 and June 30, 2020 (unaudited)

NOTE 1: NATURE OF OPERATIONS

StorEn Technologies, Inc. (the “Company”), is a corporation organized under the laws of the State of Delaware. The Company is developing patent-pending Vanadium Flow Batteries for efficient and cost- effective energy storage.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company adopted the calendar year as its basis of reporting.

Advertising Costs

Advertising costs are expensed when incurred. Total advertising costs incurred for the periods ended June 30, 2021 and 2020 totaled $794,995 and $38,590, respectively.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of June 30, 2021 and December 31, 2020, the Company’s cash and cash equivalents exceeded FDIC insured limits by $2,352,355 and $0, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions.  As of June 30, 2021 and December 31, 2020, the Company did not carry any receivables.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription is reclassified as a contra account to stockholders’ equity on the balance sheet.

No assurance provided

STOREN TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS

As of June 30, 2021 (unaudited) and December 31, 2020 (audited) and for the six-month periods ended June 30, 2021 and June 30, 2020 (unaudited)

Inventory & Shipping and Handling Costs

Inventory is stated at the lower of cost or market and accounted for using the specific identification method. The inventory balances as of June 30, 2021 and December 31, 2020 consist of finished goods held for sale. Such costs are recorded as current assets on the balance sheet and totaled $39,039 and $31,627 as of June 30, 2021 and December 31 2020, respectively.

Reclassification

Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported results of operation.

Property and Equipment

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. The balance at June 30, 2021 and December 31, 2020 have an estimated useful life of 7 years. The Company also depreciates equipment over the useful life. The Company’s property and equipment consisted of furniture.

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities inactive markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

No assurance provided

STOREN TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS

As of June 30, 2021 (unaudited) and December 31, 2020 (audited) and for the six-month periods ended June 30, 2021 and June 30, 2020 (unaudited)

The Company’s investment assets are measured at cost basis as of June 30, 2021 and December 31, 2020, but were considered at current fair value as of June 30, 2021 and December 31, 2020 for the purposes of impairment analysis, as are summarized below:

		Fair Value Measurement
	Total	Level 1	Level 2	Level 3
Investment in equity securities	$110,920	$-	$-	$110,920
Fair value at June 30, 2021 and December 31, 2020	$110,920	$-	$-	$110,920

Investments - Other

The Company has an investment in a privately held company, that is also a related party as the Company’s Chief Technology Officer owns the Company receiving the investment. The Company’s accounting for investments in investments depends on several factors, including level of ownership, power to control, and the legal structure of the entity making the investment as this Company does not have readily determinable fair values. Accordingly, the Company accounts for this investment using the cost method, less adjustments for impairment. The Company made an investment of $110,920 during the year ended December 31, 2020. At each reporting period, management reviews each investment for indication of impairment, such as financial difficulties or bankruptcy, or other information reported to the Company that would indicate there has been a decline in the value of the investment. Any amounts identified are deemed impaired and adjusted accordingly. No impairment charges were deemed necessary as of June 30, 2021 and December 31, 2020. The carrying amount for the investments was $110,920 as of June 30, 2021 and December 31, 2020.

Revenue Recognition

Grant revenue is primarily generated through research and development grant programs offered by federal, state and local governments, and is recognized using the milestone method, as the Company satisfies its obligations over the life of the contract. Each individual contract or grant lists each of the deliverables to be completed by the Company, the date those deliverables are to be completed and delivered, and the fee related to each individual deliverable. Revenues is recognized on each deliverable as it is completed (and delivered) over the life of the contract. Grant revenue for the periods ended June 30, 2021 and June 30, 2020 was $0 and $0, respectively. The revenue from grants is not as incidental or peripheral which would result in the presentation of grant revenue as other income. The Company recognizes non-refundable grant revenue when the performance obligations have been met, a funding application has been submitted, and approval is reasonably assured.

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods or completion of services has occurred provided there is persuasive evidence of an agreement, acceptance has been approved by its customers, the fee is fixed or determinable based on the completion of stated terms and conditions, and collection of any related receivable is probable. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation. Revenues are recognized on these arrangements after the pre-sold units are produced and fulfilled to the customers, and all other revenue recognition criteria are achieved. All revenue came from one customer.

No assurance provided

STOREN TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS

As of June 30, 2021 (unaudited) and December 31, 2020 (audited) and for the six-month periods ended June 30, 2021 and June 30, 2020 (unaudited)

Research and Development

Research and development costs are expensed as incurred, no such expenses were incurred for the periods ended June 30, 2021 and December 31, 2020, respectively.

Stock-Based Compensation

During the year ended December 31, 2019, the Company early adopted ASU – 2018-07, which simplifies stock-based compensation issued to non-employees. The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation.  Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.  The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to stockholders’ equity upon the completion of an offering or to expense if the offering is not completed.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes.  Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse.  A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.  The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date.  In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information.  For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions, aside from that discussed below. The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards.  Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

No assurance provided

STOREN TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS

As of June 30, 2021 (unaudited) and December 31, 2020 (audited) and for the six-month periods ended June 30, 2021 and June 30, 2020 (unaudited)

The Company has cumulative tax loss positions of $3,619,721 and $2,348,472 as of June 30, 2021 and December 31, 2020, respectively. Therefore, the Company has deferred tax assets of $1,586,287 and $613,773 as of June 30, 2021 and December 31, 2020, respectively from this net operating loss carryforward and other book-to-tax differences, calculated using the Company’s combined effective Federal and state income tax rate of 26.1%. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely. Due to the uncertainty as to the Company’s ability to generate sufficient taxable income in the future to utilize this deferred tax asset for future tax benefit, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero as of June 30, 2021 and December 31, 2020.

Due to the full valuation allowance, no provision for tax was recorded for the period ended June 30, 2021. The Company owes no federal or state tax as of June 30, 2021. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

Basic Income/(Loss) per Common Share

Basic income (loss) per share is calculated by dividing the Company’s net loss applicable to common shareholders by the weighted average number of common shares during the period. Diluted earnings per share is calculated by dividing the Company’s net loss available to common shareholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity. There are approximately 21,000 possible shares issuable related to convertible notes, these were excluded from the calculation as they were anti-dilutive.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  The Company is in a cumulative net loss position of $3,781,180 as of June 30, 2021, had negative cash flows from operations of $1,317,616 and a net loss of $1,205,469 for the period ended June 30, 2021 and earned $0 of revenues for the period ended June 30, 2021. The Company’s ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: STOCKHOLDERS’ EQUITY

Capital Structure

The Company has authorized 10,000,000 shares of $0.00001 par value common stock. As of June 30, 2021, and December 31, 2020 7,686,988 and 6,832,407 shares of common stock were issued and outstanding, respectively. During the periods ended June 30, 2021 and December 31, 2020, the Company raised gross proceeds of $4,324,436 and $945,639, respectively, in an offering of its common stock pursuant to an offering under Regulation Crowdfunding, issuing 720,739 and 217,838 shares of common stock, respectively, at prices between $6.00 and $6.21 per share. Offering costs totaled $374,207 for the period end June 30, 2021. In 2020, the Company issued 26,410 shares of common stock for proceeds of $110,920.

No assurance provided

STOREN TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS

As of June 30, 2021 (unaudited) and December 31, 2020 (audited) and for the six-month periods ended June 30, 2021 and June 30, 2020 (unaudited)

In 2021, the Company issued 8,000 shares of common stock for services valued at $49,680 based on the Company’s estimate of the fair value of the common stock issued. In 2020, the Company issued 18,000 shares of common stock for services valued at $111,780 based on the Company’s estimate of the fair value of the common stock issued.

During 2021, all convertible notes with that were outstanding with combined principal balances of $100,000, together with $15,996 of accrued interest, were converted into 125,842 shares of Common Stock at a conversion price of $0.92 per share.

NOTE 5: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations. The Company also has unknown impacts from the ongoing COVID-19 pandemic.

NOTE 6: DEBT

Crowdfunding Portal

On January 13, 2021, the Company received $726,298 from their crowdfunding portal in error, these funds are due to the portal. As of the date of the these financial statements, the funds have not been paid back to the crowdfunding portal.

PPP Loan

On June 29, 2020 the Company secured a loan through the Small Business Administration for the Payroll Protection Program, a 24-month term loan agreement in the amount of $20,833, bearing interest at 1.00%, no payments are due on the loan for 6 months from the date of first disbursement of the loan and shall be repaid in 18 substantially equal monthly payments of principal and interest, commencing on the first business day after the end of the deferment period. On March 18, 2021, the full loan amount of $20,833 was forgiven by the Small Business Administration. As of June 30, 2021, $20,833 was recorded in other income.

Related Party Notes Payable

On July 3, 2019, the Company entered into a loan agreement with a related party in the amount of $50,000 bearing interest at 15%, with all required principal and interest payments due on November 30, 2019. Interest expense totaled $0 and $4,356 for the periods ending June 30, 2021 and June 30, 2020, respectively. Accrued interest of $0 and $0 and the total principal outstanding of $0 and $0 was due as of June 30, 2021 and December 31, 2020, respectively. The loan was paid off in 2020.

No assurance provided

STOREN TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS

As of June 30, 2021 (unaudited) and December 31, 2020 (audited) and for the six-month periods ended June 30, 2021 and June 30, 2020 (unaudited)

On June 11, 2019, the Company entered into a loan agreement with a related party in the amount of $53,843 bearing interest at 20%, with all required principal and interest payments due on November 30, 2020. Interest expense totaled $0 and $15,489 for the periods ended June 30, 2021 and December 31, 2020, respectively. The loan was paid off in 2020.

Convertible Note

On March 1, 2019, the Company entered into convertible note agreements with a related party totaling $100,000. The note agreements bear interest at 6.0% and have a maturity date of upon demand of the noteholders on or after two years after issuance (March 2021). On June 18, 2021 the convertible notes converted into 125,842 shares of common stock. As of December 31, 2020, accrued interest payable totaled $12,996. For the period ended June 30, 2021 and June 30, 2020, interest expense was $3,000 and $4,911, respectively. The convertible notes converted upon the Company receiving proceeds greater than $2,500,000 in a qualified equity financing or maturity being 24 months from the date of this agreement. The convertible note will convert at 80% of the price paid per share in the qualified equity financing and the price derived at a $6,000,000 valuation cap.

As of each June 30, 2021, all notes and accrued interest had been converted and therefore the outstanding balance was $0.

NOTE 7: RECENT ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

In January 2017, the FASB issued ASU 2017-04, Intangibles - Goodwill and Other (Topic 350), simplifying Accounting for Goodwill Impairment (“ASU 2017-04”). ASU 2017-04 removes the requirement to perform a hypothetical purchase price allocation to measure goodwill impairment. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The amendments in this update are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendment is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company is currently evaluating the impact the adoption of ASU 2017-04 will have on the Company’s financial statements.

No assurance provided

STOREN TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS

As of June 30, 2021 (unaudited) and December 31, 2020 (audited) and for the six-month periods ended June 30, 2021 and June 30, 2020 (unaudited)

In August 2020, FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity; Own Equity (“ASU 2020-06”), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the “if-converted” method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company’s current accounting treatment under the current guidance. The guidance is effective for consolidated financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. The Company is currently evaluating the impact the adoption of ASU 2020-06 will have on the Company’s financial statements.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 8: SUBSEQUENT EVENTS

Subsequent Event

In 2021, the Company engaged in a Regulation A Crowdfunding campaign in which 180,125 shares of Common Stock were issued in exchange for proceeds of $1,060,014.

Management’s Evaluation

Management has evaluated subsequent events through October 11, 2021, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in these financial statements.

No assurance provided